Form 4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

    Check here if no longer
subject to Section 16.
Form 4 or Form 5                                        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
obligations may continue.
See Instruction 1(b).            Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934, Section 17(a) of the Public Utility
                                                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1 Name and Address of Reporting Person* LYMAN THOMAS C	Issuer Name and Ticker or Trading Symbol CITIZENS FINANCIAL SERVICES, INC. CZFS		6 Relationship of Reporting Person(s) to Issuer (Check All Applicable) Director 10% Owner X Officer Other title below) (specify below) VICE PRESIDENT
(Last) (First) (Middle)	3 IRS Identification Number of Reporting Person, if an entity (Voluntary) ###-##-####	4 Statement for Month/Day/Year 02/12/2003
96 SNOWSHOE LANE
(Street)		5 If Amendment, Date of Original (Month/Day/Year)	7 Individual or Joint/Group Filing (Check Applicable Box) X Filed by One Reporting Person Filed by More Than One Reporting Person
GALETON PA 16922
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1 Title of Security (Instruction 3)	2 Transaction Date mm/dd/yy 2A Deemed Execution mm/dd/yy	3 Transaction Code (Instruction 8)		4 Securities Acquire (A) or Disposed Of (D) (Instructions 3,4 and 5)			5 Amount of Securities Beneficially Owned After Reported Transaction(s) (Instrs 3 and 4)	6 Ownership: Direct (D) or Indirect (I) (Instr 4)	7 Nature of Indirect Beneficial Ownership (Instruction 4)
		Code	V	Amount	(A) or (D)	Price
COMMON CLASS	02/11/2003	P	V	1.7705	A	$22.75	225.5217	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                                                                                (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                                                                                     SEC 1474 (7-97)

THOMAS C LYMAN

FORM 4 (Continued)

Table II - Derivative Securities Acquired, Disposed Of, or Beneficially Owned
(Puts, Calls, Warrants, Options, Convertible Securities)

1 Title of Deriv- ative Security (Instr 3)	2 Con- version or Exercise Price of Derivative Security	3 Trans- action Date (mm/dd/yy) 3A Deemed Execution Date (mm/dd/yy)	4 Transaction Code (Instr 8)		5 Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr 3, 4, and 5)		6 Date Exercisable and Expiration Dave (Month/Day/Year)		7 Title and Amount of Underlying Securities (Instrs 3 and 4)		8 Price of Derivative Security (Instr 5)	9 Number of Derivative Securities Owned After Reported Transactions (Instr 4)	10 Ownership: Direct (D) or Indirect (I) (Instr 4)	11 Nature of Indirect Beneficial Ownership (Instr 4)
			Code	V	(A)	(D)	Date Exerisable	Expiration Date	Title	Amount or Number of Shares
NONE

Explanation of Responses:  STOCK PURCHASE THROUGH DRP

                                                                                                      /s/ Gina Marie Boor                                                             02/12/2003
                                                                                                        ** Signature of Reporting Person Date                              Date
                                                                                                        Gina Marie Boor Power of Attorney for Thomas C. Lyman

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

 (SEC 1474 (7-97)